W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: tom.conner@sutherland.com

March 2, 2009

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Kansas City Life Insurance Company and
Kansas City Life Variable Annuity Separate Account
(File No. 333-52290)

Commissioners:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Annuity Separate Account, we have attached for filing Post-Effective Amendment No. 12 (the “Amendment”) to the Account’s Registration Statement on Form N-4 for certain variable annuity contracts.  The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, to update information concerning the Five Plussm Guaranteed Minimum Withdrawal Benefit and to make certain other revisions.

If you have any questions or comments regarding the Amendment, please call the undersigned at (202) 383-0590 or Pamela Ellis at (202) 383-0566.

Sincerely,
/s/ W. Thomas Conner
W. Thomas Conner

Attachment

cc:        Michelle C. Roberts, Esq.
Marc Bensing
            Pamela K. Ellis, Esq.